UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 1, 2020

Quara Devices Inc.

(Exact name of issuer as specified in its charter)

Wyoming	83-3849880
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1712 Pearl Street

Boulder, CO 80302

(Full mailing address of principal executive offices)

+1 (888) 887-6658

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Event.

Resignation of a Director and Appointment of a Director.

On December 1, 2020, Quara Devices Inc. (dba Edoceo Devices) (“Edoceo”) received and accepted the resignation of Michael Harrison from the board of directors.

On December 1, 2020, Edoceo appointed Edward Tze Loong Cheung to the board of directors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quara Devices Inc.

By:	/s/ Rodney Reum
Name:	Rodney Reum
Title:	Chief Executive Officer

Date:	December 7, 2020